Via Facsimile and U.S. Mail
Mail Stop 6010

March 24, 2009

Mr. Zhong Ying
Chief Financial Officer
China Health Resource, Inc.
343 Sui Zhou Zhong Road
Sui Ning, Si Chuan Province, P.R. China

Re: China Health Resource, Inc.
Form 10-KSB for the Year Ended December 31, 2007 filed on April 14, 2008,
and as amended on November 13, 2008 and March 5, 2009
Form 10-Q for the Quarter Ended March 31, 2008
Form 10-Q for the Quarter Ended June 30, 2008
File No. 000-50029

Dear Mr. Ying.

We have reviewed your March 5, 2009 response and amendment to our January 22, 2009 letter and have the following comments. In our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-KSB/A for the Year ended December 31, 2007 filed March 5, 2009

Consolidated Financial Statements

Report of Independent Registered Public Accountant, page F-2

1.   Your auditors are located in Florida; however it appears that the majority of your assets, liabilities, revenues and expenses relate to operations located in China. Please have your auditors tell us how the audit of the operations in China was conducted. The response should include a discussion of the following:

        a.   Whether another auditor was involved in the audit of the operations in China. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board

(PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;

b. Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor in China. Also, explain how the December 31, 2007 and 2006 audits were performed, particularly the testing of accounts receivable and observation of inventories.

Consolidated Statement of Cash Flows, page F-4

2. Please explain to us why the majority of the 2006 amounts have changed from the previous amendment. Please reconcile for us the net cash flows provided or (used in) each section of the statement from the amounts previously disclosed.

Consolidated Statement of Equity (Deficit), page F-5

3. We acknowledge your response to prior comment one. Please explain to us how the equity balances, except share capital, represent the historical equity balances of the accounting acquirer, Ying Fa, as of December 31, 2005. Also, please tell us the number of shares outstanding for the legal entity, on a post split basis, immediately before the Plan of Exchange on June 13, 2006.

4. We acknowledge your response to prior comment two. However, it appears that all common stock amounts have not been retroactively restated for the reverse stock split in 2006 and the forward stock split in 2007. Please tell us the share amounts disclosed in Notes A and L on a post split basis.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact Christine Allen, Staff Accountant, at (202) 551- 3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant